WAL*MART México

FILE N°
82-4609

RECEIVED
2008 APR 16 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 10, 2008

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Dear Mr. Dudek:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release factor for calculating dividend payment in stock.
- Press release report results for the first quarter 2008 and March 2008 sales.
- Report on share repurchase for March 2008.
- First quarter 2008 consolidated financial statements.

PROCESSED
APR 21 2008
THOMSON FINANCIAL

08001819

Sincerely,

Jorge Muñoz Lopez
Accounting Director

4/17

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88



Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL*MART México

FILE N° 82-4609

WAL-MART DE MEXICO REVEALS THE FACTOR FOR CALCULATING DIVIDEND PAYMENT IN STOCK

Mexico City, April 2, 2008

Wal-Mart de Mexico, S.A de C.V. (WALMEX), informs to shareholders and general public the factor for calculating the number of shares that will be given to those shareholders who request their dividend payment in stock. This is in keeping with the agreement that took place during Walmex's Shareholders' Meeting in decreeing that shareholders could opt for dividend payment **(Coupon 46) in cash, Mx$ 0.59 per share, or in stock.**

Considering today's closing price for WALMEX shares of **Mx$ 45.50,** those shareholders that want to receive their dividend payment in stock will receive **one share in stock for every 77.12 shares** they possess.

The following are the relevant dates for said dividend payment:

April 15, 2008: Deadline for shareholders to inform the institutions where they have their shares deposited of their choice for dividend payment, either in cash or in stock. Those shareholders who do not inform of their choice shall receive a cash payment. Those shareholders who physically maintain their shares must communicate their decision to Bancomer, S.A., Fiduciary Division, Avenida Universidad 1200, Colonia Xoco, 03339 Mexico D.F.

April 18, 2008: Dividend payment date, which shall take place at Bancomer, S.A., Fiduciary Division, in whatsoever following directions:

- Av. Universidad 1200, Colonia Xoco, 03339 Mexico D.F.
- Av. Jose Vasconcelos 101 Oriente, planta baja, Col. San Agustin, San Pedro Garza Garcia, Nuevo Leon.
- Av. Vallarta 1440, Sotano, Colonia Americana, 44160 Guadalajara, Jalisco.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates **1,033** units, broken down as follows:

317	Bodegas Aurrera
83	Sam's Clubs
137	Wal-Mart Supercenters
64	Superamas
76	Suburbias
356	Restaurants, including franchises

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS: Mariana Rodriguez (52-55) 5283-0289 m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS: Raul Argüelles (52-55) 5387-9241 raul.arguelles@wal-mart.com

Fundación WAL*MART México


WAL-MART
SUPERCENTER
Suburbia

WAL*MART México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

FILE N°
82-4609

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México


WAL-MART
SUPERCENTER
Suburbia

WAL*MART México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL-MART DE MEXICO REPORTS RESULTS FOR THE FIRST QUARTER 2008 AND MARCH 2008 SALES

FREE TRANSLATION, NOT TO THE LETTER

FILE N° 82-4609

Mexico City, April 8, 2008

Today, Wal-Mart de Mexico (WALMEX) reported financial results for the first quarter 2008. As a result of a 14% increase in sales over the previous year, and a lower level of operating expenses, operating income increased 17% versus the level achieved in 2007. EBITDA for the quarter amounted to $5,391 million pesos and represented 9.4% of total revenues, a growth of 17% over last year's levels.

Results	Including Bank			Without Bank		
January – March (nominal pesos)	*M$ Millions*	*%*	*Growth*	*M$ Millions*	*%*	*Growth*
Total Revenues	57,170	100.0	14	57,167	100.0	14
General Expenses	7,683	13.4	12	7,585	13.3	12
Operating Income	4,359	7.6	17	4,457	7.8	18
EBITDA	5,391	9.4	17	5,473	9.6	18

Comparable store sales during the quarter, meaning all those units that have been in operation for over a year, registered an increase of 8.0%, compared to last year's level.

Regarding results achieved by the Company, Eduardo Solorzano, President and Chief Executive Officer of Wal-Mart de Mexico said: "We achieved good results during this quarter, amidst a low consumption environment. I would like to highlight the fact that we continue seeing a very positive trend in costumer growth, 6.6% in comp units; this reflects the loyalty and trust level from our costumers. I would also like to highlight general expenses performance, which despite the additional expenses related to Banco Wal-Mart, grew 12% while sales grew 14%, allowing operating income and EBITDA to increase 17%".

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodríguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México

Main figures are:

Results January – March (nominal pesos)	2008		2007		Growth
	M$ Millions	%	M$ Millions	%	%
Net Sales	56,958		49,785		14
Other Income	212		190		12
Total Revenues	57,170	100.0	49,975	100.0	**14**
Cost of Sales	45,128	78.9	39,401	78.8	15
Gross Profit	12,042	21.1	10,574	21.2	14
General Expenses	7,683	13.4	6,842	13.7	12
Operating Income	4,359	7.6	3,731	7.5	**17**
Financial Income	187	0.3	259	0.5	
Exchange gain	13	0.0	4	0.0	
Net monetary position gain	0	0.0	125	0.3	
Comprehensive financing result	200	0.3	388	0.8	**-48**
Income before tax	4,521	7.9	4,078	8.2	**11**
Net Income	3,255	5.7	2,936	5.9	**11**
EBITDA	5,391	9.4	4,599	9.2	**17**
EPS for the quarter (in pesos)	0.385		0.343		**12**
EPS 12 months (in pesos)	1.679		1.475		**14**

The Company's cash position as of March 31, 2008 amounted to $8,614 million pesos, equivalent to $809 million dollars.

Bank Results:

The results previously presented, include the following effects related to Banco Wal-Mart.

Results (million pesos)	First Quarter 2008		
	Without Bank	*Bank*	*Walmex*
Other Income	209	3	212
Cost of Sales	45,125	3	45,128
General Expenses	7,585	98	7,683
Operating Income	4,457	(98)	4,359
EBITDA	5,473	(82)	5,391
Net Income	3,324	(69)	3,255


WAL-MART
SUPERCENTER
Suburbia

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL*MART México

FILE N°
82-4609

Comment on first quarter sales:

Costumer count in comparable stores registered a 6.6% increase during the first quarter, while average ticket increased 1.4% compared to the same month of 2007.

March 2008 Sales:

During the month of March 2008, sales were **$19,828 million pesos**. This figure represents an **18.1%** increase over sales reported the same month last year. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of **11.7%,** compared to the same month of 2007.

Sales Growth	March		January – March	
	2008	2007	2008	2007
Total Units (%)	**18.1**	20.0	**14.4**	18.7
Comparable Units (%)	**11.7**	11.2	**8.0**	10.3

Considering the **five-week period** from **March 1 to April 4, 2008** that compares with the five-week period ending April 6, 2007, as well as the **thirteen-week period** from **January 5 to April 4, 2008** and that compares with the thirteen-week period that ended April 6, 2006, sales growth was as follows:

Sales Growth	5 weeks		13 weeks	
	2008	2007	2008	2007
Total Units (%)	**12.6**	**20.5**	**12.4**	**20.1**
Comparable Units (%)	**6.0**	**11.6**	**6.1**	**11.4**

Comment on monthly sales:

Costumer count in comparable stores registered a 9.1% increase during the month of March, while average ticket increased 2.6% compared to the same month of 2007.

Conference Call:

Wal-Mart de Mexico will hold a Conference Call today at 4:30pm (CNT), regarding first quarter 2008 results. You can join the conference by dialing: (212) 231-2905, 15 minutes before the conference begins.

A reply of the Conference call will be available for 3 days, starting today at 6:00pm. You can access the reply by dialing (402) 977-9140, and entering reservation #21380490.

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com


WAL-MART
SUPERCENTER
Suburbia

FILE N° 82-4609

Openings during March 2008:

- **One Bodega Aurrera:** in the city of Sabinas, Coahuila.

Installed Capacity:

During this quarter we made an adjustment to the m2 sales area measurement, basically to exclude from the calculation the registers and the external aisle. To make comparable the information, we present the adjusted m2 and sq. ft. sales area for the first quarter and for the end of the year 2007.

SALES AREA M^2			
FORMAT	**MARCH 31 2008**	**DECEMBER 31 2007**	**MARCH 31 2007**
Bodega Aurrera	1,171,428	1,165,911	1,050,997
Wal-Mart Supercenter	1,131,767	1,124,850	992,853
Sam´s Club	626,240	626,240	587,350
Superama	105,088	105,088	98,882
Suburbia	320,452	320,452	276,618
	SEATS	**SEATS**	**SEATS**
Restaurants	81,246	81,022	73,385

SALES AREA Sq. Ft.			
FORMAT	**MARCH 31 2008**	**DECEMBER 31 2007**	**MARCH 31 2007**
Bodega Aurrera	12,609,258	12,549,866	11,312,932
Wal-Mart Supercenter	12,182,342	12,107,885	10,687,070
Sam´s Club	6,740,840	6,740,840	6,322,235
Superama	1,131,165	1,131,165	1,064,366
Suburbia	3,449,340	3,449,340	2,977,516

Corporate Social Responsibility:

For the eighth consecutive year, on March 11th we were recognized as a Socially Responsible Company by the Mexican Center for Philanthropy (CEMEFI) and the Alliance for Social Responsibility in Mexico (AliaRSE). This recognition once again shows that our commitment to a socially responsible management is an integral part of our business culture and strategy.

Repurchase of Shares:

During the first 3 months of the year we invested **$753** million pesos equivalent to **$71** million dollars in the repurchase of **19,623,400** Company shares.

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com


WAL*MART
SUPERCENTER
Suburbia

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL*MART México

FILE N° 82-4609

Company Description:

WALMEX is a retail sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 1,033 units and 33 Costumer and Member Service Bank Modules (MACS)

- 317 Bodegas Aurrera
- 83 Sam's Clubs
- 137 Wal-Mart Supercenters
- 64 Superamas
- 76 Suburbias
- 356 Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México


WAL*MART
Suburbia

WAL*MART México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

FILE N° 82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

Thousand of nominal pesos

	March 31			
	2008		2007	
Assets				
Current assets:				
Cash and cash equivalents	Ps.	8,613,773	Ps.	10,935,830
Accounts receivable - net		2,782,964		3,176,740
Inventories - net		16,524,422		16,395,286
Prepaid expenses		693,950		572,162
Total current assets		28,615,109		31,080,018
Property and equipment - net		72,074,662		63,012,850
Total assets	Ps.	100,689,771	Ps.	94,092,868
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable to suppliers	Ps.	19,032,092	Ps.	20,143,616
Other accounts payable		10,489,248		9,526,585
Total current liabilities		29,521,340		29,670,201
Long-term other liabilities		2,765,162		2,264,994
Deferred income tax		5,289,936		5,697,215
Labor obligation		65,068		43,628
Total liabilities		37,641,506		37,676,038
Shareholders' equity:				
Capital stock		22,054,045		19,757,967
Legal reserve		4,421,048		3,961,613
Retained earnings		38,091,554		33,736,223
Premium on sale of shares		2,303,946		2,264,272
Employee stock option plan fund		(3,822,328)		(3,303,245)
Total shareholders' equity		63,048,265		56,416,830
Total liabilities and shareholders' equity	Ps.	100,689,771	Ps.	94,092,868

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodríguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México


Suburbia

WAL*MART México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

FILE N° 82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Thousand of nominal pesos

	Three-month period ended on March 31,	
	2008	**2007**
Net sales	Ps. 56,957,830	Ps. 49,784,604
Other income	212,052	189,910
Total revenues	57,169,882	49,974,514
Cost of sales	(45,128,096)	(39,400,687)
Gross profit	12,041,786	10,573,827
General expenses	(7,683,433)	(6,842,353)
Operating income	4,358,353	3,731,474
Other expenses - net	(37,509)	(41,741)
Comprehensive financing result	200,463	388,271
Income before income tax	4,521,307	4,078,004
Income tax	(1,265,963)	(1,141,841)
Net income	Ps. 3,255,344	Ps. 2,936,163
Earnings per share last 12 months (in pesos)	Ps. 1.679	Ps. 1.475


WAL*MART
Suburbia

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CAHS FLOW STATEMENT
Thousand of nominal pesos

FILE N° 82-4609

	Three-month period ended on March 31,	
	2008	**2007**
Operating activities		
Income before income tax	Ps. 4,521,307	Ps. 4,078,004
Items related to investment activities:		
Depreciation	1,032,278	867,964
Loss on the sales of property and equipment	13,166	43,610
Impairment of property and equipment	9,603	333
Stock option expenses	16,077	-
Items related to financing activities:		
Accrued interests by capital leases	45,911	30,870
Cash flow provided by net income	5,638,342	5,020,781
Changes in:		
Accounts receivable	1,941,833	638,267
Inventories	4,358,709	1,662,380
Prepaid expenses	(38,761)	(17,385)
Accounts payable to suppliers	(6,348,904)	(5,720,930)
Other accounts payable	(690,446)	(335,089)
Income tax paid	(2,021,069)	(1,238,351)
Labor obligation	19,485	14,891
Net cahs flow from operating activities	2,859,189	24,564
Investing activities:		
Purchase of property and equipment	(1,642,910)	(1,764,787)
Sales collection of property and equipment	28,068	17,936
Employee stock option plan - net	(745,758)	(717,222)
Net cash flow from investing activities	(2,360,600)	(2,464,073)
Cash in excess (required by) financing activities	498,589	(2,439,509)
Financing activities:		
Payment of property under capital lease	(115,810)	(68,629)
Repurchase of shares	(752,823)	(1,407,263)
Net cash flow from financing activities	(868,633)	(1,475,892)
Net decrease in cash and cash equivalents	(370,044)	(3,915,401)
Adjustment in net cash flow by variation in inflation levels	-	(133,740)
Cash and cash equivalents at beginning of period	8,983,817	14,984,971
Cash and cash equivalents at end of period	Ps. 8,613,773	Ps. 10,935,830

FILE N° 82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

2008 thousand of nominal pesos, 2007 thousand of pesos purchasing power as of December 31, 2007

	March 31			
	2008		2007	
Assets				
Current assets:				
Cash and cash equivalents	Ps.	8,613,773	Ps.	11,233,285
Accounts receivable - net		2,782,964		3,263,147
Inventories - net		16,524,422		16,841,238
Prepaid expenses		693,950		587,725
Total current assets		28,615,109		31,925,395
Property and equipment - net		72,074,662		64,726,799
Total assets	Ps.	100,689,771	Ps.	96,652,194
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable to suppliers	Ps.	19,032,092	Ps.	20,691,522
Other accounts payable		10,489,248		9,785,707
Total current liabilities		29,521,340		30,477,229
Long-term other liabilities		2,765,162		2,326,602
Deferred income tax		5,289,936		5,852,179
Labor obligation		65,068		44,816
Total liabilities		37,641,506		38,700,826
Shareholders' equity:				
Capital stock		22,054,045		20,295,384
Legal reserve		4,421,048		4,069,369
Retained earnings		38,091,554		34,653,848
Premium on sale of shares		2,303,946		2,325,860
Employee stock option plan fund		(3,822,328)		(3,393,093)
Total shareholders' equity		63,048,265		57,951,368
Total liabilities and shareholders' equity	Ps.	100,689,771	Ps.	96,652,194


WAL·MART
SUPERCENTER
Suburbia

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL★MART México

FILE Nº 82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

2008 thousand of nominal pesos, 2007 thousand of pesos purchasing power as of December 31, 2007

	Three-month period ended on March 31,			
	2008		2007	
Net sales	Ps.	56,957,830	Ps.	51,264,985
Other income		212,052		195,544
Total revenues		57,169,882		51,460,529
Cost of sales		(45,128,096)		(40,572,699)
Gross profit		12,041,786		10,887,830
General expenses		(7,683,433)		(7,045,523)
Operating income		4,358,353		3,842,307
Other expenses - net		(37,509)		(43,060)
Comprehensive financing result		200,463		400,080
Income before income tax		4,521,307		4,199,327
Income tax		(1,265,963)		(1,175,811)
Net income	Ps.	3,255,344	Ps.	3,023,516
Earnings per share last 12 months (in pesos)	Ps.	1.700	Ps.	1.548

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL★MART México


WAL·MART
Suburbia

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL★MART *México*

FILE N° 82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CAHS FLOW STATEMENT

2008 thousand of nominal pesos, 2007 thousand of pesos purchasing power as of December 31, 2007

	Three-month period ended on March 31,	
	2008	**2007**
Operating activities		
Income before income tax	Ps. 4,521,307	Ps. 4,199,327
Items related to investment activities:		
Depreciation	1,032,278	893,678
Loss on the sales of property and equipment	13,166	44,794
Impairment of property and equipment	9,603	342
Stock option expenses	16,077	-
Items related to financing activities:		
Accrued interests by capital leases	45,911	31,786
Cash flow provided by net income	5,638,342	5,169,927
Changes in:		
Accounts receivable	1,941,833	659,973
Inventories	4,358,709	1,720,068
Prepaid expenses	(38,761)	(17,823)
Accounts payable to suppliers	(6,348,904)	(5,905,832)
Other accounts payable	(690,446)	(374,511)
Income tax paid	(2,021,069)	(1,275,265)
Labor obligation	19,485	15,330
Net cahs flow from operating activities	2,859,189	(8,133)
Investing activities:		
Purchase of property and equipment	(1,642,910)	(1,799,446)
Sales collection of property and equipment	28,068	18,458
Employee stock option plan - net	(745,758)	(737,347)
Net cash flow from investing activities	(2,360,600)	(2,518,335)
Cash in excess (required by) financing activities	498,589	(2,526,468)
Financing activities:		
Payment of property under capital lease	(115,810)	(70,496)
Repurchase of shares	(752,823)	(1,447,369)
Net cash flow from financing activities	(868,633)	(1,517,865)
Net decrease in cash and cash equivalents	(370,044)	(4,044,333)
Adjustment in net cash flow by variation in inflation levels	-	(271,949)
Cash and cash equivalents at beginning of period	8,983,817	15,549,567
Cash and cash equivalents at end of period	Ps. 8,613,773	Ps. 11,233,285

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 28, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	6,560,000	8,453,761,786
28/03/2008	03365	BUY	100,000	43.032740	4,303,274	ACCIV	STOCK		6,660,000	8,453,661,786
								As of current report	6,660,000	8,453,661,786

Shareholders' equity amount	0
Capital stock amount	4,303,274

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,952,335,848	7,948,032,574

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 27, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	6,460,000	8,453,861,786
27/03/2008	03364	BUY	100,000	43.224630	4,322,463	ACCIV	STOCK		6,560,000	8,453,761,786
								As of current report	6,560,000	8,453,761,786

Shareholders' equity amount	0
Capital stock amount	4,322,463

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,956,658,311	7,952,335,848

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 26, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	6,360,000	8,453,961,786
26/03/2008	03363	BUY	100,000	42.940430	4,294,043	ACCIV	STOCK		6,460,000	8,453,861,786
								As of current report	6,460,000	8,453,861,786

Shareholders' equity amount	0
Capital stock amount	4,294,043

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,960,952,354	7,956,658,311

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 25, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	6,260,000	8,454,061,786
25/03/2008	03362	BUY	100,000	43.359660	4,335,966	ACCIV	STOCK		6,360,000	8,453,961,786
								As of current report	6,360,000	8,453,961,786

Shareholders' equity amount	0
Capital stock amount	4,335,966

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,965,288,320	7,960,952,354

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 19, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	6,160,000	8,454,161,786
19/03/2008	03361	BUY	100,000	41.796400	4,179,640	ACCIV	STOCK		6,260,000	8,454,061,786
								As of current report	6,260,000	8,454,061,786

Shareholders' equity amount	0
Capital stock amount	4,179,640

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,969,467,960	7,965,288,320

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 14, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	5,760,000	8,454,561,786
14/03/2008	03360	BUY	400,000	40.894040	16,357,616	ACCIV	STOCK		6,160,000	8,454,161,786
								As of current report	6,160,000	8,454,161,786

Shareholders' equity amount	0
Capital stock amount	16,357,616

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,985,825,576	7,969,467,960

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 13, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	5,410,000	8,454,911,786
13/03/2008	03359	BUY	350,000	40.498354	14,174,424	ACCIV	STOCK		5,760,000	8,454,561,786
								As of current report	5,760,000	8,454,561,786

Shareholders' equity amount	0
Capital stock amount	14,174,424

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,937,212,298	7,985,825,576

Issuer's Comments
In ordinary Shareholders' meeting celebrated at March 12, 2008, was authorized, among other resolutions: - Approval of the maximum amount to be used in 2008 to repurchase the Company's own shares of $8.000.000.000. - Cancellation of 152.018.400 series "V" shares derived from the repurchase of the Company's own shares.

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 11, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	156,928,400	8,455,411,786
11/03/2008	03358	BUY	500,000	39.319006	19,659,503	ACCIV	STOCK		157,428,400	8,454,911,786
								As of current report	157,428,400	8,454,911,786

Shareholders' equity amount	0
Capital stock amount	19,659,503

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,956,871,801	1,937,212,298

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 06, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	156,628,400	8,455,711,786
06/03/2008	03357	BUY	300,000	39.714923	11,914,477	ACCIV	STOCK		156,928,400	8,455,411,786
								As of current report	156,928,400	8,455,411,786

Shareholders' equity amount	0
Capital stock amount	11,914,477

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,968,786,278	1,956,871,801

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 05, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	156,368,400	8,455,971,786
05/03/2008	03356	BUY	260,000	40.495446	10,528,816	GBM	STOCK		156,628,400	8,455,711,786
								As of current report	156,628,400	8,455,711,786

Shareholders' equity amount	0
Capital stock amount	10,528,816

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,979,315,094	1,968,786,278

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 04, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	156,148,400	8,456,191,786
04/03/2008	03355	BUY	220,000	40.319409	8,870,270	ACCIV	STOCK		156,368,400	8,455,971,786
								As of current report	156,368,400	8,455,971,786

Shareholders' equity amount	0
Capital stock amount	8,870,270

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,988,185,364	1,979,315,094

Issuer's Comments

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 01 YEAR: 2008

WAL - MART DE MEXICO, S.A.B. DE C.V.

RECEIVED

BALANCE SHEETS

TO MARCH 31 OF 2008 AND 2007

FILE N° 82-4609

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	**TOTAL ASSETS**	**100,689,771**	**100**	**96,652,194**	**100**
s02	**CURRENT ASSETS**	**28,615,109**	**28**	**31,925,395**	**33**
s03	CASH AND SHORT-TERM INVESTMENTS	8,613,773	9	11,233,285	12
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	785,012	1	658,221	1
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,997,952	2	2,604,926	3
s06	INVENTORIES	16,524,422	16	16,841,238	17
s07	OTHER CURRENT ASSETS	693,950	1	587,725	1
s08	**LONG-TERM**	**0**	**0**	**0**	**0**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**72,074,662**	**72**	**64,726,799**	**67**
s13	LAND AND BUILDINGS	69,599,861	69	62,810,942	65
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	26,713,776	27	23,317,490	24
s16	ACCUMULATED DEPRECIATION	25,995,687	26	23,041,880	24
s17	CONSTRUCTION IN PROGRESS	1,756,712	2	1,640,247	2
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
s19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
s20	**TOTAL LIABILITIES**	**37,641,506**	**100**	**38,700,826**	**100**
s21	**CURRENT LIABILITIES**	**29,521,340**	**78**	**30,477,229**	**79**
s22	SUPPLIERS	19,032,092	51	20,691,522	53
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	217,469	1	198,660	1
s25	TAXES PAYABLE	606,654	2	539,257	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	9,665,125	26	9,047,790	23
s27	**LONG-TERM LIABILITIES**	**2,765,162**	**7**	**2,326,602**	**6**
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	2,765,162	7	2,326,602	6
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**5,355,004**	**14**	**5,896,995**	**15**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**63,048,265**	**100**	**57,951,368**	**100**
s34	**MINORITY INTEREST**	**0**	**0**	**0**	**0**
s35	**MAJORITY INTEREST**	**63,048,265**	**100**	**57,951,368**	**100**
s36	**CONTRIBUTED CAPITAL**	**20,535,663**	**33**	**19,228,151**	**33**
s79	CAPITAL STOCK	22,054,045	35	20,295,384	35
s39	PREMIUM ON ISSUANCE OF SHARES	-1,518,382	-2	-1,067,233	-2
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**42,512,602**	**67**	**38,723,217**	**67**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	42,512,602	67	38,723,217	67
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	0	0	0	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **01** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

FILE Nº 82-4609

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**8,613,773**	**100**	**11,233,285**	**100**
s46	CASH	69,543	1	70,986	1
s47	SHORT-TERM INVESTMENTS	8,544,230	99	11,162,299	99
s07	**OTHER CURRENT ASSETS**	**693,950**	**100**	**587,725**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	693,950	100	587,725	100
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	**OTHER ASSETS**	**0**	**100**	**0**	**100**
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**29,521,340**	**100**	**30,477,229**	**100**
s52	FOREIGN CURRENCY LIABILITIES	1,453,895	5	1,747,991	6
s53	MEXICAN PESOS LIABILITIES	28,067,445	95	28,729,238	94
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**9,665,125**	**100**	**9,047,790**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	9,665,125	100	9,047,790	100
s27	**LONG-TERM LIABILITIES**	**2,765,162**	**100**	**2,326,602**	**100**
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	2,765,162	100	2,326,602	100
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**5,355,004**	**100**	**5,896,995**	**100**
s66	DEFERRED TAXES	5,289,936	99	5,852,179	99
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	65,068	1	44,816	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	**CAPITAL STOCK**	**22,054,045**	**100**	**20,295,384**	**100**
s37	CAPITAL STOCK (NOMINAL)	12,871,951	58	11,025,206	54
s38	RESTATEMENT OF CAPITAL STOCK	9,182,094	42	9,270,178	46

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **01** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

FILE N° 82-4609

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**42,512,602**	**100**	**38,723,217**	**100**
s93	LEGAL RESERVE	4,421,048	10	4,069,369	11
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	34,836,210	82	31,630,332	82
s45	NET INCOME FOR THE YEAR	3,255,344	8	3,023,516	8
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**0**	**100**	**0**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **01** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

FILE N° 82-4609

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	-906,231	1,448,166
s73	PENSIONS AND SENIORITY PREMIUMS	321,495	278,855
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	157,614	149,584
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	8,453,661,786	8,541,393,568
s78	REPURCHASED SHARES (*)	6,660,000	26,025,000
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 01 YEAR: 2008

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF INCOME

FILE N° 82-4609

FROM JANUARY THE 1st TO MARCH 31 OF 2008 AND 2007

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
r01	**NET SALES**	**57,169,882**	**100**	**51,460,529**	**100**
r02	COST OF SALES	45,128,096	79	40,572,699	79
r03	**GROSS PROFIT**	**12,041,786**	**21**	**10,887,830**	**21**
r04	GENERAL EXPENSES	7,683,433	13	7,045,523	14
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**4,358,353**	**8**	**3,842,307**	**7**
r08	OTHER INCOME AND (EXPENSE), NET	-37,509	0	-43,060	0
r06	COMPREHENSIVE FINANCING RESULT	200,463	0	400,080	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**4,521,307**	**8**	**4,199,327**	**8**
r10	INCOME TAXES	1,265,963	2	1,175,811	2
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**3,255,344**	**6**	**3,023,516**	**6**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**3,255,344**	**6**	**3,023,516**	**6**
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	**NET INCOME OF MAJORITY INTEREST**	**3,255,344**	**6**	**3,023,516**	**6**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **01** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF INCOME

FILE N° 82-4609

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
r01	**NET SALES**	**57,169,882**	**100**	**51,460,529**	**100**
r21	DOMESTIC	57,169,882	100	51,460,529	100
r22	FOREIGN	0	0	0	0
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	**OTHER INCOME AND (EXPENSE), NET**	**-37,509**	**100**	**-43,060**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	-27,784	74	-30,684	71
r34	EMPLOYEES' PROFIT SHARING EXPENSES	9,725	-26	12,376	-29
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**200,463**	**100**	**400,080**	**100**
r24	INTEREST EXPENSE	0	0	0	0
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	45,911	23	31,785	8
r26	INTEREST INCOME	232,874	116	298,451	75
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	13,500	7	4,221	1
r28	RESULT FROM MONETARY POSITION	0	0	129,193	32
r10	**INCOME TAXES**	**1,265,963**	**100**	**1,175,811**	**100**
r32	INCOME TAX	1,422,075	112	1,237,314	105
r33	DEFERRED INCOME TAX	-156,112	-12	-61,503	-5

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX**

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2008**

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

FILE N° 82-4609

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	1	1
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	230,685,734	212,801,139
r39	OPERATING INCOME (**)	19,186,923	17,214,967
r40	NET INCOME OF MAJORITY INTEREST (**)	14,460,834	13,312,358
r41	NET CONSOLIDATED INCOME (**)	14,460,834	13,312,358
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	1,032,278	893,678

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 01 YEAR: 2008

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FILE N° 82-4609

FROM JANUARY1 TO MARCH 31 OF 2008

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**57,169,882**	**100**	**51,460,529**	**100**
rt02	COST OF SALES	45,128,096	79	40,572,699	79
rt03	**GROSS PROFIT**	**12,041,786**	**21**	**10,887,830**	**21**
rt04	GENERAL EXPENSES	7,683,433	13	7,045,523	14
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**4,358,353**	**8**	**3,842,307**	**7**
rt08	OTHER INCOME AND (EXPENSE), NET	-37,509	0	-43,060	0
rt06	COMPREHENSIVE FINANCING RESULT	200,463	0	400,080	1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**4,521,307**	**8**	**4,199,327**	**8**
rt10	INCOME TAXES	1,265,963	2	1,175,811	2
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**3,255,344**	**6**	**3,023,516**	**6**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**3,255,344**	**6**	**3,023,516**	**6**
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	**NET INCOME OF MAJORITY INTEREST**	**3,255,344**	**6**	**3,023,516**	**6**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **01** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FILE N° 82-4609

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
rt01	**NET SALES**	**57,169,882**	**100**	**51,460,529**	**100**
rt21	DOMESTIC	57,169,882	100	51,460,529	100
rt22	FOREIGN	0	0	0	0
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	**OTHER INCOME AND (EXPENSE), NET**	**-37,509**	**100**	**-43,060**	**100**
rt49	OTHER INCOME AND(EXPENSE), NET	-27,784	74	-30,684	71
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	9,725	-26	12,376	-29
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**200,463**	**100**	**400,080**	**100**
rt24	INTEREST EXPENSE	0	0	0	0
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	45,911	23	31,785	8
rt26	INTEREST INCOME	232,874	116	298,451	75
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	13,500	7	4,221	1
rt28	RESULT FROM MONETARY POSITION	0	0	129,193	32
rt10	**INCOME TAXES**	**1,265,963**	**100**	**1,175,811**	**100**
rt32	INCOME TAX	1,422,075	112	1,237,314	105
rt33	DEFERRED INCOME TAX	-156,112	-12	-61,503	-5

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: 01 YEAR: 2008

QUARTERLY STATEMENTS OF INCOME

FILE N° 82-4609

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	1,032,278	893,678

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **01** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO MARCH 31 OF 2008 AND 2007

(Thousands of Mexican Pesos)

FILE Nº 32-4609

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**CONSOLIDATED NET INCOME**	0	3,023,516
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	827,976
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	0	3,851,492
c04	RESOURCES PROVIDED OR USED IN OPERATION	0	-4,183,720
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	0	-332,228
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	17,022
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	-1,447,369
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	0	-1,430,347
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	0	-2,553,707
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	-4,316,282
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	0	15,549,567
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	0	11,233,285

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **01** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

FILE N° 82-4609

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**0**	**827,976**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	893,678
c41	+ (-) OTHER ITEMS	0	-65,702
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**0**	**-4,183,720**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	0	695,599
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	1,715,437
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	-12,045
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	-6,147,533
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	-435,178
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**0**	**17,022**
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	17,022
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**-1,447,369**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	-1,447,369
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-2,553,707**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	-1,807,183
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	63,321
c39	+ (-) OTHER ITEMS	0	-809,845

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **01** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

FILE N° 82-4609

DATA PER SHARE **CONSOLIDATED**

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.70		$ 1.55	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0		$ 0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0		$ 0	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 1.70		$ 1.55	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0		$ 0	
d08	CARRYNG VALUE PER SHARE	$ 7.46		$ 6.78	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.59		$ 0.51	
d10	DIVIDEND IN SHARES PER SHARE	0	shares	0	shares
d11	MARKET PRICE TO CARRYING VALUE	6.04	times	7.13	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	26.51	times	31.29	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 01 YEAR: 2008

WAL - MART DE MEXICO, S.A.B. DE C.V.

FILE N° 82-4609

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	5.69	%	5.88	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS' EQUITY (**)	22.94	%	22.97	%
p03	NET CONSOLIDATED INCOME TO TOTAL ASSETS (**)	14.36	%	13.77	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	0	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	4.27	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	2.29	times	2.20	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	3.20	times	3.29	times
p08	INVENTORIES TURNOVER (**)	9.15	times	9.53	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1	days	1	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0	%	0	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	37.38	%	40.04	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.60	times	0.67	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	3.86	%	4.52	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	3.84	%	3.59	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	0.00	times	0.00	times
p16	NET SALES TO TOTAL LIABILITIES (**)	6.13	times	5.50	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.97	times	1.05	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.41	times	0.49	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.76	times	0.82	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	29.18	%	36.86	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	0.00	%	0.00	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.00	%	0.00	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST EXPENSES	0.00	times	0.00	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	0.00	%	0.00	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	0.00	%	0.00	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0.00	%	0.00	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

NOTE: ALL AMOUNTS AND GROWTH FIGURES INCLUDED IN THIS REPORT ARE IN NOMINAL TERMS.

DURING THE PERIOD JANUARY-MARCH 2008, TOTAL WALMEX SALES AMOUNTED TO $56,958 MILLION PESOS, $7,173 MILLION PESOS MORE THAN LAST YEAR REPRESENTING A 14% INCREASE. COMP STORES SALES GREW 8% COMPARED TO LAST YEAR RESULTS.

THE PREFERENCE OF THE CUSTOMERS THAT VISITED OUR STORES AND RESTAURANTS DURING JANUARY-MARCH EXPLAINS OUR INCREASE ON SALES AS AVERAGE TICKET EQUALS THAT OF LAST YEAR.

GROSS MARGIN WAS 21.1%, 10 BASIS POINTS LOWER THAN 2007. IN MONETARY TERMS, GROSS PROFIT WAS 14% HIGHER THAN LAST YEAR.

GENERAL EXPENSES REPRESENTED 13.4% OF TOTAL REVENUES, 30 BASIS POINTS BELOW 2007. THE 12% GROWTH IN GENERAL EXPENSES FAVORABLY COMPARES TO THAT OF SALES. OPERATING INCOME GREW 17% THUS REPRESENTING 7.6% OF TOTAL REVENUES.

EBITDA, WHEN COMPARED TO THE PREVIOUS YEAR, GREW 17%, AND REPRESENTS 9.4% OF TOTAL REVENUES.

NET CONSOLIDATED INCOME FOR THE JANUARY-MARCH PERIOD TOTALED $3,255 MILLION PESOS, WHICH REPRESENTS 5.7% OF TOTAL REVENUES FOR THE QUARTER, GROWING 11% OVER THE PREVIOUS YEAR.

OUR EXPANSION PROGRAM FOR THIS YEAR INCLUDES THE OPENING OF 205 UNITS AS FOLLOWS: 79 BODEGA AURRERA, 17 WAL-MART SUPERCENTER, 5 SAM'S CLUB, 6 SUPERAMA, 8 SUBURBIA STORES, 30 RESTAURANTS AND 60 MI BODEGA EXPRESS (UNITS WITH AN AVERAGE OF 5,000 SQFT OF SALES FLOOR). AS A RESULT, OUR INSTALLED CAPACITY WILL GROW 12% IN SALES AREA AND 8% IN RESTAURANT SEATING.

THROUGHOUT THIS YEAR WE HAVE OPENED 7 UNITS: 4 BODEGA AURRERA, 1 WAL-MART SUPERCENTER AND 2 RESTAURANTS. WE ARE CURRENTLY OPERATING 1,033 UNITS. THANKS TO THIS EXPANSION, WE ARE TAKING OUR VALUE PROPOSITION TO 4 NEW CITIES AND WE NOW HAVE PRESENCE IN 176 CITIES NATIONWIDE.

AS OF MARCH 31, 2008, CASH ON HAND FOR THE COMPANY AMOUNTED TO $8,614 MILLION PESOS, $2,322 MILLION PESOS LESS THAN LAST YEAR. THIS IS AFTER HAVING INVESTED DURING THE QUARTER $1,643 MILLION PESOS IN FIXED ASSETS AND $753 MILLION PESOS FOR THE REPURCHASE OF 19.6 MILLION SHARES.

MEXICO CITY, APRIL 8, 2008

EDUARDO SOLORZANO
PRESIDENT & CEO

NOTE 1 - NEW MEXICAN FINANCIAL REPORTING STANDARDS

DURING 2007, THE MEXICAN FINANCIAL REPORTING STANDARDS RESEARCH AND DEVELOPMENT BOARD (CINIF) PUBLISHED FIVE NEW FINANCIAL REPORTING STANDARDS (MEX FRS) WHICH ARE IN FORCE AS OF JANUARY 1ST, 2008.

MEX FRS B-10 EFFECTS OF INFLATION PROVIDES THE PARAMETERS FOR RECOGNIZING THE EFFECTS OF INFLATION IN TERMS OF ACCRUED INFLATION FOR THE LAST THREE YEARS.

ACCORDING TO ECONOMIC FORECAST FOR THE CURRENT YEAR, ACCRUED INFLATION FOR 2006-2008 WILL NOT EXCEED 26%, AND THEREFORE THE ECONOMIC OUTLOOK IS CONSIDERED NON-INFLATIONARY; AS A RESULT, FINANCIAL INFORMATION FOR 2008 WILL BE PRESENTED IN NOMINAL PESOS.

DURING MARCH 2008, CINIF ISSUED AN INTERPRETATION OF MEX FRS B-10, WHICH SPECIFIED THAT FOR COMPARISON PURPOSES, INTERMEDIATE AND ANNUAL FINANCIAL INFORMATION FOR 2007 MUST BE RESTATED IN MEXICAN PESOS WITH PURCHASING POWER AT DECEMBER 31, 2007. SUCH INTERPRETATION IMPLIES THE NEED TO CONTINUE PARTIALLY RESTATING FOR THE PREVIOUS YEAR.

IN ORDER TO PROVIDE USERS DATA THEY CAN USE TO THE TO ASSESS THE OPERATING PERFORMANCE OF THE COMPANY, WHICH STEMS FROM THE FINANCIAL INFORMATION, THE FOLLOWING IS A SUMMARY OF FINANCIAL INFORMATION AT NOMINAL PESOS.

CONSOLIDATED STATEMENT OF INCOME

	THREE-MONTH PERIOD ENDED MARCH 31,		
	2008	2007	% OF GROWTH
NET SALES	Ps. 56,957,830	Ps. 49,784,604	14
OTHER INCOME	212,052	189,910	12
TOTAL REVENUES	Ps. 57,169,882	Ps. 49,974,514	14
GROSS PROFIT	12,041,786	10,573,827	14
GENERAL EXPENSES	(7,683,433)	(6,842,353)	12
OPERATING INCOME	4,358,353	3,731,474	17
OTHER EXPENSES - NET	(37,509)	(41,741)	(10)
COMPREHENSIVE FINANCING RESULT	200,463	388,271	(48)
INCOME BEFORE INCOME TAX	4,521,307	4,078,004	11
INCOME TAX	(1,265,963)	(1,141,841)	11
NET INCOME	PS. 3,255,344	PS. 2,936,163	11

CONSOLIDATED BALANCES SHEETS

	MARCH 31, 2008	MARCH 31, 2007
ASSETS		
CASH	Ps. 8,613,773	Ps. 10,935,830
INVENTORIES	16,524,422	16,395,286
OTHER CURRENT ASSETS	3,476,914	3,748,902
PROPERTY AND EQUIPMENT - NET	72,074,662	63,012,850
TOTAL ASSETS	Ps. 100,689,771	Ps. 94,092,868
LIABILITIES AND SHAREHOLDERS' EQUITY		
SUPPLIERS	Ps. 19,032,092	Ps. 20,143,616
OTHER LIABILITIES	18,609,414	17,532,422
TOTAL LIABILITIES	37,641,506	37,676,038
SHAREHOLDERS' EQUITY	63,048,265	56,416,830
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	Ps. 100,689,771	Ps. 94,092,868

OTHER CONSIDERATIONS OF MEX FRS B-10 ARE: A) NET MONETARY POSITION RESULT (REPOMO) IS NO LONGER RECOGNIZED. SUCH EFFECT WAS GROUPED WITHIN THE COMPREHENSIVE FINANCING RESULT (RIF); B) THE BALANCE OF RESTATED ACCUMULATED RESULTS AT DECEMBER 31, 2007 IS RECLASSIFIED TO THE RETAINED EARNINGS CAPTION.

THE NEW MEX FRS B-2 CASH FLOW STATEMENT OVERRIDES THE STATEMENT OF CHANGES IN FINANCIAL POSITION AND ESTABLISHES THE FILING OF CASH FLOW STATEMENTS AS A BASIC FINANCIAL STATEMENT.

THE MEX FRS B-15 FOREIGN CURRENCY TRANSLATION, MEX FRS D-3 EMPLOYEE BENEFITS AND MEX FRS D-4 INCOME TAXES, THERE NO HAVE MATERIAL EFFECT IN WAL-MART DE MEXICO S.A.B. DE C.V. AND SUBSIDIARIES (WALMEX O THE COMPANY) FINANCIAL INFORMATION.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

THE SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES OBSERVED BY THE COMPANY IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS, IN CONFORMITY WITH MEXICAN FRS ARE DESCRIBED FOLLOWING. MEXICAN FRS ARE UNDERSTOOD TO ENCOMPASS THE NEW STANDARDS ISSUED CINIF AND THE BULLETINS ISSUED BY THE ACCOUNTING PRINCIPLES BOARD OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS THAT HAVE NOT BEEN MODIFIED, REPLACED OR ABOLISHED BY MEXICAN FRS AND THAT WERE TRANSFERRED TO THE CINIF. AS SUCH, ANY OF THE DOCUMENTS COMPRISING MEXICAN FRS WILL HEREINAFTER BE REFERRED TO BY THEIR ORIGINAL NAME OR RATHER, EITHER AS "MEXICAN FRS" OR AS "ACCOUNTING BULLETIN", AS THE CASE MAY BE.

A. THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE STATEMENTS OF WALMEX AND THOSE OF ITS SUBSIDIARIES. ALL RELATED PARTY BALANCES AND TRANSACTIONS WERE ELIMINATED IN THE CONSOLIDATION.

B. BASED ON FRS B-10 EFFECTS OF INFLATION, THE COMPANY PRESENTS ITS FINANCIAL INFORMATION IN THOUSAND OF NOMINAL PESOS, IN ACCORDANCE WITH A NON-INFLATIONARY ENVIRONMENT, AND BECAUSE ACCRUED INFLATION IN THE LAST 3 YEARS WAS OF 11.79%. THE FINANCIAL INFORMATION OF THE PREVIOUS YEAR IS PRESENTED IN THOUSAND OF CONSTANT PESOS AT DECEMBER 2007, APPLYING 2.72% FOR INFLATION.

C. IN ORDER TO PROVIDE A BETTER UNDERSTANDING OF THE COMPANY'S BUSINESS PERFORMANCE, THE CONSOLIDATED STATEMENTS OF INCOME WERE PREPARED ON A FUNCTIONAL BASIS, WHICH ALLOWS FOR THE DISCLOSURE OF THE COST OF SALES SEPARATELY FROM OTHER COSTS AND EXPENSES AND OF OPERATING INCOME AS WELL, AS ESTABLISHED UNDER MEXICAN FRS B-3, STATEMENTS OF INCOME.

D. THE BANK'S FINANCIAL STATEMENTS, WHICH ARE INCLUDED IN THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS, WERE PREPARED BASED BOTH ON THE ACCOUNTING CRITERIA ESTABLISHED BY MEXICAN NATIONAL BANK ON SECURITIES COMMISSION (CNBV), AS ISSUED AS PART OF THE GENERAL PROVISIONS FOR CREDIT INSTITUTIONS, AND ON THE MEXICAN FRS ISSUED BY THE CINIF. AT DATE, THERE ARE NO DIFFERENCES BETWEEN THESE TWO SETS OF STANDARDS.

E. THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH THE MEXICAN FRS REQUIRES THE USE OF ESTIMATES IN SOME ITEMS. ACTUAL RESULTS MIGHT DIFFER FROM THESE ESTIMATES.

F. CASH AND CASH EQUIVALENTS CONSIST BASICALLY OF BANK DEPOSITS AND HIGHLY LIQUID INVESTMENTS. THESE INVESTMENTS ARE STATED AT COST PLUS ACCRUED INTEREST, NOT IN EXCESS OF MARKET VALUE.

THE COMPANY HAS NO FINANCIAL INSTRUMENTS (DERIVATIVES).

G. THE BALANCE IN THE BANK'S RECEIVABLES PORTFOLIO IS REPRESENTED BY AMOUNTS ACTUALLY GIVEN TO BORROWERS, PLUS UNCOLLECTED EARNED INTEREST. THE PREVENTIVE ALLOWANCE FOR CREDIT RISKS IS PRESENTED NET OF THE PORTFOLIO BALANCES.

H. WALMEX RECOGNIZES BAD DEBT RESERVES AT THE TIME THE LEGAL COLLECTION PROCESS BEGINS IN CONFORMITY WITH ITS INTERNAL PROCEDURES.

I. INVENTORIES ARE STATED AT AVERAGE COST, DETERMINED LARGELY USING THE RETAIL METHOD. DUE TO THE RAPID TURNOVER OF INVENTORIES, THE COST SO DETERMINED IS CONSIDERED TO BE SIMILAR TO REPLACEMENT COST AT THE BALANCE SHEET DATE, NOT IN EXCESS OF MARKET VALUE.

THE BUYING ALLOWANCES ARE CHARGED TO OPERATIONS BASED ON THE TURNOVER OF INVENTORIES THAT GAVE RISE TO THEM.

J. PROPERTY AND EQUIPMENT AT MARCH 31, 2007, WERE UPDATED THROUGH THE PRICE GENERAL LEVEL CHANGE METHOD AT DECEMBER 31, 2007. FOLLOWING FRS B-10, PROPERTY AND EQUIPMENT ACQUIRED AS OF JANUARY 1, 2008 WILL BE RECORDED WITH ITS ADQUISITION COST.

FIXED ASSET DEPRECIATION IS COMPUTED USING THE STRAIGHT-LINE METHOD, AT ANNUAL RATES RANGING FROM 3% TO 33%.

K. THE COMPANY CLASSIFIES ITS OPERATING AND CAPITAL LEASES FOR THE RENTAL OF PROPERTY FOLLOWING THE GUIDELINES ESTABLISHED IN ACCOUNTING BULLETIN D-5.

L. IN CONFORMITY WITH ACCOUNTING BULLETIN C-15, THE COMPANY DETERMINES IMPAIRMENT IN THE VALUE OF ITS LONG-LIVED ASSETS USING THE PRESENT VALUE METHOD, CONSIDERING EACH OF THE COMPANY'S STORES OR RESTAURANTS AS A MINIMUM CASH GENERATING UNIT TO DETERMINE THE VALUE IN USE OF ITS LONG-LIVED ASSETS.

M. FOREIGN CURRENCY DENOMINATED MONETARY ASSETS AND LIABILITIES ARE TRANSLATED TO MEXICAN PESOS AT THE PREVAILING EXCHANGE RATE AS OF THE BALANCE SHEET DATE. EXCHANGE DIFFERENCES DETERMINED ARE CHARGED OR CREDITED TO INCOME IN CONFORMITY WITH ACCOUNTING MEXICAN FRS B-15, FOREIGN EXCHANGE CONVERSION.

N. LIABILITIES FOR TRADITIONAL DEPOSITS OF THE BANK ARE COMPRISED OF DEMAND DEPOSITS IN DEBIT CARD ACCOUNTS. THESE LIABILITIES ARE RECORDED AT EITHER DEPOSIT OR PLACEMENT COST, PLUS ACCRUED INTEREST.

O. LIABILITY PROVISIONS ARE RECOGNIZED WHENEVER THE COMPANY HAS CURRENT OBLIGATIONS DERIVED FROM PAST EVENTS THAT CAN BE REASONABLY ESTIMATED AND THAT WILL MOST LIKELY GIVE RISE TO A FUTURE CASH DISBURSEMENT FOR THEIR SETTLEMENT.

P. DEFERRED INCOME TAX IS DETERMINED USING THE ASSET AND LIABILITY METHOD. UNDER THIS METHOD, DEFERRED INCOME TAX IS RECOGNIZED ON ALL TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING PURPOSES, USING THE ENACTED INCOME TAX RATE THAT WILL BE IN EFFECT AT THE TIME THE TEMPORARY DIFFERENCES GIVING RISE TO DEFERRED TAX ASSETS AND LIABILITIES ARE EXPECTED TO BE RECOVERED OR SETTLED, IN CONFORMITY WITH ACCOUNTING FRS D-4 INCOME TAXES.

Q. SENIORITY PREMIUMS ACCRUING TO EMPLOYEES UNDER THE MEXICAN LABOR LAW AND TERMINATION PAYMENTS MADE AT THE END OF EMPLOYMENT, EXCEPT WHEN RESULTING FROM CORPORATE RESTRUCTURING, ARE RECOGNIZED AS A COST OF THE YEARS IN WHICH SERVICES ARE RENDERED, BASED ON ACTUARIAL COMPUTATIONS MADE BY AN INDEPENDENT EXPERT, USING THE PROJECTED UNIT-CREDIT METHOD, IN CONFORMITY WITH ACCOUNTING FRS D-3 EMPLOYEE BENEFITS.

ALL OTHER PAYMENTS ACCRUING TO EMPLOYEES OR THEIR BENEFICIARIES IN THE EVENT OF SEPARATION OR DEATH, IN TERMS OF THE MEXICAN LABOR LAW, ARE EXPENSED AS INCURRED.

EMPLOYEE PROFIT SHARING IS CHARGED TO RESULTS IN THE "OTHER INCOME AND EXPENSES" LINE ITEM AND REPRESENTS DEMANDED LIABILITY IN A TERM OF LESS THAN A YEAR, IN ACCORDANCE WITH FRS NIF D-3 EMPLOYEE BENEFITS.

R. IN CONFORMITY WITH THE MEXICAN CORPORATIONS ACT, THE COMPANY IS REQUIRED TO APPROPRIATE AT LEAST 5% OF THE NET INCOME OF EACH YEAR TO INCREASE THE LEGAL RESERVE. THIS PRACTICE MUST BE CONTINUED UNTIL THE LEGAL RESERVE REACHES 20% OF CAPITAL STOCK.

S. THE EMPLOYEE STOCK OPTION PLAN FUND IS COMPRISED OF WALMEX SHARES PRESENTED AT ACQUISITION COST. THE PLAN IS DESIGNED TO GRANT STOCK OPTIONS TO EXECUTIVES OF THE COMPANIES IN THE GROUP, AS APPROVED BY CNBV.

T. THE PREMIUM ON THE SALE OF SHARES REPRESENTS THE DIFFERENCE BETWEEN THE COST OF THE SHARES, RESTATED BASED ON THE NCPI UNTIL DECEMBER 31, 2007, AND THE VALUE AT WHICH SUCH SHARES WERE ASSIGNED TO EXECUTIVES OF COMPANIES IN THE GROUP, NET OF THE CORRESPONDING INCOME TAX.

U. COMPREHENSIVE INCOME AT MARCH 31, 2008 IS ONLY INCLUDES NET PROFIT PREVIOUS PERIODS INCLUDED CURRENT YEAR RESTATEMENT.

V. SALES REVENUES ARE RECOGNIZED AT THE TIME THE CUSTOMER TAKES POSSESSION OF THE PRODUCTS, IN CONFORMITY WITH INTERNATIONAL ACCOUNTING STANDARDS NO. 18, ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS COMMITTEE, APPLIED ON A SUPPLETORY BASIS.

SAM'S CLUB MEMBERSHIP REVENUES ARE DEFERRED OVER THE TWELVE-MONTH TERM OF THE MEMBERSHIP, IN CONFORMITY WITH THE REQUIREMENTS OF STAFF ACCOUNTING BULLETIN NO. 104, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, ISSUED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, APPLIED ON A SUPPLETORY BASIS. SUCH REVENUES ARE PRESENTED IN THE OTHER INCOME CAPTION IN THE STATEMENT OF INCOME.

THE BANK'S INTEREST INCOME IS RECOGNIZED IN THE OTHER INCOME CAPTION IN THE STATEMENT OF INCOME.

W. SEGMENT FINANCIAL INFORMATION HAS BEEN PREPARED USING THE MANAGEMENT APPROACH ESTABLISHED IN ACCOUNTING BULLETIN B-5.

NOTE 3 - ACCOUNTS AND NOTES RECEIVABLE (NET) AND OTHER ACCOUNTS AND NOTES RECEIVABLE (NET):

THE BALANCE OF THESE ACCOUNTS AT MARCH 31, 2008 IS PRESENTED NET OF AN ALLOWANCE FOR BAD DEBTS OF Ps. 246,490.

OTHER ACCOUNTS AND NOTES RECEIVABLE INCLUDE RECOVERABLE TAXES FOR Ps. 1,744,450.

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT (NET):

AS OF MARCH 31, 2008, AN ANALYSIS OF PROPERTY AND EQUIPMENT IS AS FOLLOWS:

	AMOUNT
LAND	Ps. 22,232,970
BUILDINGS, FACILITIES AND LEASEHOLD IMPROVEMENTS	43,961,698
PROPERTY UNDER CAPITAL LEASE	3,405,193
TOTAL PROPERTY	69,599,861
FIXTURES AND EQUIPMENT:	
OWN	25,677,400
UNDER CAPITAL LEASE	1,036,376
TOTAL FIXTURE AND EQUIPMENT	26,713,776
ACCUMULATED DEPRECIATION	(25,995,687)
CONSTRUCTION IN PROGRESS	1,756,712
PROPERTY AND EQUIPMENT - NET	Ps. 72,074,662

NOTE 5 - STOCK MARKET CREDITS:

NON APPLY

NOTE 6 - CONTINGENT LIABILITY AND COMMITMENTS:

AS OF MARCH 31, 2008, THERE ARE NOT CONTINGENT LIABILITIES.

AT MARCH 31, 2008, THE COMPANY ENTERED INTO COMMITMENTS FOR THE PURCHASE OF INVENTORY, PROPERTY AND EQUIPMENT AND MAINTENANCE SERVICES FOR PS. 5,585,224.

NOTE 7 - LEASES:

THE COMPANY HAS ENTERED INTO OPERATING LEASES WITH THIRD PARTIES FOR COMPULSORY TERMS RANGING FROM 2 TO 15 YEARS. RENT PAID UNDER CAPITAL LEASES MAY EITHER BE FIXED OR VARIABLE, DETERMINED BASED ON A PERCENTAGE OF SALES.

THE COMPANY HAS ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF REAL ESTATE. SUCH LEASES ARE RECORDED AT THE LESSER OF EITHER THE PRESENT VALUE OF MINIMUM RENTAL PAYMENTS OR THE MARKET VALUE OF THE PROPERTY UNDER LEASE AND ARE AMORTIZED OVER THE USEFUL LIFE OF EACH PROPERTY (UP TO 33 YEARS).

THE COMPANY HAS ALSO ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF RESIDUAL WATER TREATMENT PLANTS USED TO MEET ENVIRONMENTAL PROTECTION STANDARDS. THE TERM OF PAYMENT RANGES FROM 4.5 YEARS TO 7 YEARS.

FUTURE RENTAL PAYMENTS ARE AS FOLLOWS:

TWELVE-MONTH PERIOD	OPERATING LEASE (COMPULSORY TERM)	CAPITAL LEASE (MINIMUM PAYMENTS)
APRIL 2008 - MARCH 2009	Ps. 155,041	Ps. 217,469
APRIL 2009 - MARCH 2010	Ps. 113,259	PS. 198,355
APRIL 2010 - MARCH 2011	Ps. 97,558	Ps. 197,915
APRIL 2011 - MARCH 2012	Ps. 94,078	Ps. 206,667
APRIL 2012 - MARCH 2013	Ps. 90,960	Ps. 203,866
APRIL 2013 - AND THEREAFTER	Ps. 374,591	Ps.1,958,359

THE TOTAL AMOUNT OF OPERATING LEASES CHARGED TO RESULTS OF OPERATIONS FOR THE THREE-MONTH ENDED ON PERIOD MARCH 31, 2008 WAS PS. 418,347.

NOTE 8 - INCOME TAX:

THE COMPANY AND ITS SUBSIDIARIES, EXCEPT FOR THE BANK, HAVE BEEN AUTHORIZED BY THE MINISTRY OF FINANCE AND PUBLIC CREDIT TO DETERMINE THEIR TAX RESULTS ON A CONSOLIDATED BASIS.

AN ANALYSIS OF TAXES CHARGED TO RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED ON MARCH 31, 2008 IS AS FOLLOWS:

	AMOUNT
CURRENT YEAR INCOME TAX	Ps. 1,422,075
DEFERRED INCOME TAX	(156,112)
TOTAL	Ps. 1,265,963

AN ANALYSIS OF DEFERRED TAX LIABILITIES (ASSETS) DERIVED FROM TEMPORARY DIFFERENCES IS AS FOLLOWS:

	AMOUNT
PROPERTY AND EQUIPMENT	Ps. 5,901,991
INVENTORIES	698,818
RECOVERABLE ASSET TAX	(251,840)
OTHER ITEMS - NET	(1,059,033)
TOTAL	Ps. 5,289,936

EFFECTIVE TAX RATE IS SIMILAR TO THE 28% RATE MENTIONED IN THE INCOME TAX LAW.

ON OCTOBER 1ST, 2008 THE NEW FLAT RATE BUSINESS TAX (IETU LAW) WAS PUBLISHED IN THE OFFICIAL GAZETTE. THE NEW LAW CAME INTO FORCE AS OF JANUARY 1ST, 2008 AND ANNULLED THE ASSET TAX LAW.

BASED ON ITS TAX FORECAST, THE COMPANY WILL CONTINUE GENERATING INCOME TAX IN SUBSEQUENT YEARS.

THE COMPANY'S 2008 INCOME TAX INCLUDES THE PARTIAL TAXATION OF THE INVENTORY HELD AT DECEMBER 31, 2004, SINCE THE COMPANY OPTED TO CONSIDER AS TAXABLE SUCH INVENTORIES OVER A NUMBER OF YEARS, SO AS TO DEDUCT COST OF SALES. THE LAST YEAR OF TAXATION OF THE INVENTORIES WILL BE 2012.

AT MARCH 31, 2008, THE BANK HAS TAX LOSSES OF PS. 231,190 WHICH, IN CONFORMITY WITH THE CURRENT MEXICAN INCOME TAX LAW, MAY BE CARRIED FORWARD AGAINST TAXABLE EARNINGS GENERATED THROUGH 2017.

AS A RESULT OF RELATED CHANGES TO MEXICAN TAX LAW, THE COMPANY'S RECOVERABLE ASSET TAX AT MARCH 31, 2008 MAY BE RECOVERED THROUGH 2017.

NOTE 9 - LABOR OBLIGATIONS:

THE COMPANY HAS SET UP A DEFINED BENEFITS TRUST FUND TO COVER SENIORITY PREMIUMS ACCRUING TO EMPLOYEES TO WHICH WORKERS MAKE NO CONTRIBUTIONS, ALSO RECOGNIZES THE LIABILITY FOR EMPLOYEE TERMINATION PAYMENTS. BOTH THESE OBLIGATION ARE COMPUTED USING THE PROJECTED UNIT CREDIT METHOD.

NOTE 10 - SHAREHOLDERS' EQUITY:

AN ANALYSIS OF NOMINAL VALUE AND RESTATEMENT OF ITEMS THAN INTEGRATE THE SHAREHOLDERS' EQUITY IS AS FOLOWS:

	NOMINAL VALUE	RESTATEMENT	TOTAL
CAPITAL STOCK	$ 12,871,951	$ 9,182,094	$ 22,054,045
SHARES PLAN FUND	$(3,503,976)	$(318,352)	$(3,822,328)
PREMIUM ON SALE OF SHARES	811,998	1,491,948	2,303,946
PREMIUM ON SALE OF SHARES	$(2,691,978)	$ 1,173,596	$(1,518,382)
LEGAL RESERVE	$ 2,648,426	$ 1,772,622	$ 4,421,048
RETAINED EARNINGS	37,854,394	9,497,089	47,351,483
RESTATED ACCUMULATED RESULT		(12,515,273)	(12,515,273)
NET INCOME FOR THE YEAR	3,255,344		3,255,344
RETAINED EARNINGS AND CAPITAL RESERVES	$ 43,758,164	$(1,245,562)	$ 42,512,602

DURING THE THREE-MONTH PERIOD ENDED ON MARCH 31, 2008, WALMEX REPURCHASED 19,623,400 OF ITS OWN SHARES, OF WHICH 12,963,400 WERE CANCELED AS PER THE RESOLUTION ADOPTED AT THE SHAREHOLDERS' MEETING OF MARCH 12, 2008. AS A RESULT OF THE SHARE REPURCHASES, HISTORICAL CAPITAL STOCK WAS REDUCED BY PS. 29,880. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED AGAINST RETAINED EARNINGS.

THE EMPLOYEE STOCK OPTION PLAN FUND CONSISTS OF 146,091,422 WALMEX SHARES, OF WHICH 136,292,956 SHARES HAVE BEEN PLACED IN A TRUST CREATED FOR SUCH PURPOSE. ALL EMPLOYEE STOCK OPTIONS ARE GRANTED TO EXECUTIVES OF SUBSIDIARY COMPANIES AT A VALUE THAT IS NOT LESS THAN THE MARKET VALUE ON THE DATE OF GRANT.

THE COMPENSATION DERIVED FROM STOCK OPTION OF SHARES IS DETERMINED USING THE BLACK-SCHOLES FINANCIAL VALUATION TECHNIQUE, ACCORDING TO MARKET CONDITIONS AT THE GRANT DATE, IN CONFORMITY WITH THE GUIDELINES OF INTERNATIONAL FINANCIAL REPORTING STANDARDS 2, ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD, APPLIED ON A SUPPLEMENTARY BASIS. THE AMOUNT CHARGED TO RESULTS OF OPERATIONS FOR THIS ITEM AGGREGATES PS. 16,077 IN 2008, WHICH REPRESENTS NO FUNDS DISBURSEMENT.

THE AGREEMENTS ADOPTED AND AMOUNTS APPROVED AT GENERAL SHAREHOLDERS' MEETINGS HELD ON MARCH 12, 2008 ARE AS FOLLOWS:

1. APPROVAL OF THE MAXIMUM AMOUNT THE COMPANY WILL USE TO REPURCHASE ITS OWN SHARES OF Ps. 8,000,000.

2. CANCELLATION OF 152,018,400 SERIES "V" SHARES FROM THE REPURCHASE OF SHARES.

3. INCREASE IN THE LEGAL RESERVE OF Ps. 352,135 THROUGH A CHARGE TO RETAINED EARNINGS.

4. A DECLARED DIVIDEND, FOR WHICH SHAREHOLDERS MAY RECEIVE PAYMENT EITHER IN CASH AT Ps. 0.59 PESOS PER SHARE OR IN COMPANY SHARES AT AN EXCHANGE FACTOR DETERMINED BASED ON BOTH THE CLOSING MARKET PRICE OF THE COMPANY'S SHARES ON APRIL 2, 2008 AND THE Ps. 0.59 PESOS PER SHARE. SUCH DIVIDEND WILL BE PAID ON APRIL 18, 2008.

5. INCREASE IN THE VARIABLE PORTION OF CAPITAL STOCK FOR UP TO Ps. 4,991,590; SUCH INCREASE WILL BE COVERED BY ISSUING A MAXIMUM 178,271,066 COMMON ORDINARY SHARES TO BE USED SOLELY FOR PAYMENT OF THE STOCK DIVIDEND.

THOSE SHARES THAT ARE NOT SUBSCRIBED AND DELIVERED TO THE SHAREHOLDERS SHALL BE CANCELED AND THE PROPOSED CAPITAL INCREASE SHALL BE REDUCED PROPORTIONALLY.

THE SHAREHOLDERS' DEADLINE FOR DECIDING ON WHETHER TO ACCEPT THE CASH DIVIDEND OR THE STOCK DIVIDEND, EXPIRED ON APRIL 15, 2008.

NOTE 11 - SEGMENT INFORMATION:

THE COMPANY'S SEGMENT INFORMATION WAS PREPARED BASED ON A MANAGERIAL APPROACH AND THE CRITERIA ESTABLISHED IN ACCOUNTING BULLETIN B-5. THE "OTHERS" SEGMENT CONSISTS OF DEPARTMENT STORES, RESTAURANTS, REAL ESTATE TRANSACTIONS WITH THIRD PARTIES AND FINANCIAL SERVICES.

AN ANALYSIS OF SEGMENT INFORMATION FOR THE THREE-MONTH PERIOD ENDED ON MARCH 31, 2008 IS AS FOLLOWS:

SEGMENT	NET SALES	OPERATING INCOME
SELF SERVICES	Ps. 53,878,442	Ps. 4,017,874
OTHER	3,291,440	340,479
CONSOLIDATED	Ps. 57,169,882	Ps. 4,358,353

THE COMPANY OPERATES IN MEXICO AND MAKES SALES TO THE GENERAL PUBLIC.

NOTE 12 - APPROVAL OF FINANCIAL STATEMENTS:

THE ACCOMPANYING FINANCIAL STATEMENTS AND THESE NOTES FOR THE THREE-MONTH PERIOD ENDED ON MARCH 31, 2008, WERE APPROVED BY THE COMPANY'S BOARD DIRECTORS AT A MEETING HELD ON APRIL 7, 2008.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **01** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

FILE N° 82-4609

ANALYSIS OF INVESTMENTS IN SHARES **CONSOLIDATED**

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99
SUBURBIA	DEPARTMENT STORES	274,923	99.99
VIPS	RESTAURANTS	439,022	99.99
CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	512,429	99.99
REAL ESTATE	REAL ESTATE PROJECTS	23,706,432	99.99
BANCO WAL-MART	RENDERING OF FULL-SERVICE BANKING	623,126	99.99

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **01** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

FILE N° 82-4609

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL					0

NOTES

THE COLUMN NUMBER OF SHARES IS EXPRESSED IN THOUSANDS AND CORRESPONDING TO THE SOCIAL PART AND SHARES THAT WAL-MART DE MEXICO, S.A.B. DE C.V. HAS OF THE SUBSIDIARIES; WHICH MAJORITY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX**

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: 01 YEAR: 2008

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
SECURED																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
COMMERCIAL BANKS																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
OTHER																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX**

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2008**

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
LISTED STOCK EXCHANGE																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
SECURED																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
PRIVATE PLACEMENTS																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
SECURED																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 01 YEAR: 2008

WAL - MART DE MEXICO, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
SELF-SERVICE STORES	NOT APPLIED				0	16,923,928	0	0	0	0						
APPAREL STORES	NOT APPLIED				0	747,118	0	0	0	0						
RESTAURANTS	NOT APPLIED				0	189,859	0	0	0	0						
SELF-SERVICE STORES	NOT										0	1,104,066	0	0	0	0
APPAREL STORES	NOT										0	59,859	0	0	0	0
RESTAURANTS	NOT										0	7,262	0	0	0	0
TOTAL SUPPLIERS					0	17,860,905	0	0	0	0	0	1,171,187	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
OTHER LOANS WITH COST	NOT APPLIED				0	217,469	198,355	197,915	206,667	2,162,225						
	NOT										0	0	0	0	0	0
TOTAL					0	217,469	198,355	197,915	206,667	2,162,225	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
OTHER CURRENT LIAB.W/O	NOT APPLIED				0	9,382,417										
OTHER CURRENT LIAB.W/O											0	282,708				
TOTAL					0	9,382,417	0	0	0	0	0	282,708	0	0	0	0
TOTAL GENERAL					0	27,460,791	198,355	197,915	206,667	2,162,225	0	1,453,895	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **01** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

FILE N° 82-4609

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	**35,350**	**376,244**	**0**	**0**	**376,244**
LIABILITIES POSITION	**136,601**	**1,453,895**	**0**	**0**	**1,453,895**
SHORT-TERM LIABILITIES POSITION	136,601	1,453,895	0	0	1,453,895
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**-101,251**	**-1,077,651**	**0**	**0**	**-1,077,651**

(1) AT OBSERVATIONS MUST BE SPECIFIED THE CURRENCY AND EXCHANGE RATE

NOTES

EXCHANGE RATE: PS. 10.6434 PER DOLLAR

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX**

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2008**

RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

FILE N° 82-4609

CONSOLIDATED

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0
RESTATEMENT					0
CAPITALIZATION					0
FOREIGN CORP.					0
OTHER					0
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

NON APPLY

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

FILE N° 82-4609

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
SELF-SERVICE DISCOUNT STORES	GENERAL MERCHANDISE SALE,	1,171,428	100.00
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL	626,240	100.00
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE,	1,131,767	100.00
SUPERMARKETS	GROCERIES SALES AND FRESH	105,088	100.00
APPAREL STORES	APPAREL AND ACCESORY SALE	320,452	100.00
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN	81,246	100.00
BANCO WAL-MART	RENDERING OF FULL-SERVICE BANKING	1,360	100.00

NOTES

THE INSTALLED CAPACITY OF THE REGARDING RESTAURANTS IS EXPRESED IN NUMBER OF SEATS.

FILE N°
82-4609

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
NON - APPLY				0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **01** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

FILE Nº 82-4609

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
NET SALES	0	56,957,830	0.00		
OTHER INCOME	0	212,052	0.00		
FOREIGN SALES					
NON - APPLY	0	0	0.00		
TOTAL		57,169,882			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **01** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

FILE N° 82-4609

SALES DISTRIBUTION BY PRODUCT **CONSOLIDATED**

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
NON - APPLY	0	0			
FOREIGN SUBSIDIARIES					
NON - APPLY	0	0			
TOTAL		0			

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

OUR EXPANSION PROGRAM FOR THE FOLOWING 9 MONTHS INCLUDES THE OPENING OF 138 UNITS, HAVING 12.5% PROGRESS THUS FAR. AS OF MARCH 31, 2008, Ps. 1,525,954 HAVE USED FOR THESE UNITS.

FOREING CURRENTCY BALANCES ARE TAKEN AT Ps. 10.6434 PESOS PER DOLLAR, AS SHOWN BELLOW:

	THOUSAND OF DOLLAR	THOUSAND OF PESOS
CURRENT ASSETS	US$ 35,350	Ps. 376,244
SUPPLIERS	US$ 110,039	Ps.1,171,187
OTHER CURRENT LIABILITIES	US$ 26,562	Ps. 282,708

DURING JANUARY - MARCH 2008, THE COMPANY HAND AN EXCHANGE GAIN AMOUNTING TO Ps. 13,500 DERIVED FROM EXCHANGE RATE FLUCTUATIONS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX**

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2008**

ANALYSIS OF PAID CAPITAL STOCK

FILE N°
82-4609

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
V	0.00000	46	1,071,307,452	7,382,354,334	0	8,453,661,786	1,631,224	11,240,727
TOTAL			1,071,307,452	7,382,354,334	0	8,453,661,786	1,631,224	11,240,727

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 8,453,661,786

NOTES

END